September 9, 2004

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

" KOBE STEEL'S EARNINGS FORECAST FOR FISCAL 2004 (DISCLOSURE OF FINANCIAL INFORMATION ON QUARTERLY BASIS)"

Thank you for your assistance in handling it as required.

Sincerely yours,

Tomoaki Yamori
Finance Department
Kobe Steel, Ltd.

dlw 9/20

NEWS RELEASE

Kobe Steel, Ltd.
Web site: www.kobelco.co.jp
Stock exchange no. 5406
Listed on the Tokyo Stock Exchange,
Osaka Securities Exchange &
Nagoya Stock Exchange

Kobe Steel's Earnings Forecast for Fiscal 2004
(Disclosure of Financial Information on Quarterly Basis)

TOKYO, September 9, 2004 – Kobe Steel, Ltd. announced its earnings forecast today for fiscal 2004, ending March 2005. This forecast also fulfills the requirements stipulated by the Tokyo Stock Exchange for the timely disclosure of quarterly financial information.

Consolidated Forecast

For the first half of fiscal 2004, ending September 30, 2004, Kobe Steel projects consolidated sales will rise 40 billion yen to 690 billion yen, in comparison to the previous forecast in May 2004. Pretax ordinary income (also called pretax recurring profit) is estimated to increase 19 billion yen to 37 billion yen, in comparison to the previous forecast.

To further improve its financial position, from fiscal 2004 Kobe Steel has decided to apply fixed-asset impairment accounting at an early time. Losses applicable to impairment accounting will be reported as extraordinary losses. As such, aftertax net income is expected to increase 1 billion yen to 11 billion yen, in comparison to the previous forecast.

The Japanese economy in the first half of fiscal 2004 shows continued recovery led by private-sector demand. Exports are expanding as overseas economies grow. In Japan, capital investments and personal spending remain strong.

Under these conditions, overall demand continues to be firm in the half year ending in September. Domestic demand for steel products is strong owing to firm demand from manufacturing industries, on the back of active overseas demand and recovery in private-sector capital investment. In addition, non-housing construction is showing an upward trend. Exports continue to be robust due to recovery in the U.S. economy and growth in the Chinese market. Steel prices have been rising owing to tighter supply worldwide. As a result, Iron & Steel segment sales and profits are expected to increase in comparison to the previous forecast.

The Aluminum & Copper segment is also expected to perform better than the previous forecast. Demand for aluminum sheet and extrusions for automobiles is strong, and the hot summer also pushed up demand for copper tube for air conditioners. Most of the other business segments are also expected to do well.

Second-Half Outlook

In the second half of the fiscal year, a slowdown in overseas economies, including China, and rising oil prices are of concern. However, domestic private-sector demand, including capital investment, is expected to be brisk and domestic economic recovery is anticipated to continue.

On this background, in the Construction Machinery segment, demand is expected to decline due to China's tightening fiscal policies. In the Iron & Steel segment, steel demand is expected to continue to be strong and further price increases are anticipated. As a result, sales and profits in the second half are anticipated to be higher, in comparison to the previous forecast.

Full-Year Outlook

As a result, full-fiscal year sales are projected to increase 50 billion yen from the previous forecast, to 1,420 billion yen. Pretax ordinary income is to rise 25 billion yen from the previous forecast, to 90 billion yen. Aftertax net income is to grow 6 billion yen from the previous forecast, to 40 billion yen.

Consolidated Forecast for Fiscal 2004

	Current Forecast		Previous Forecast		Fiscal 2003
	1st half	full year	1st half	full year	
Net Sales	690	1,420	650	1,370	1,219.1
Ordinary income *	37	90	18	65	50.7
Net income	11	40	10	34	22

Figures are in billions of yen.
* Also known as pretax recurring profit
"Previous Forecast" refers to the forecast on May 13, 2004.

Non-Consolidated Forecast

In the first half of fiscal 2004, non-consolidated sales are estimated to increase 20 billion yen from the previous forecast, to 430 billion yen. Pretax ordinary income is to rise 17 billion yen to 22 billion yen. After taking fixed-asset impairment loss as an extraordinary loss, aftertax net income is expected to rise 3 billion yen to 9 billion yen.

For the full fiscal year, non-consolidated sales are forecast to increase 40 billion yen from the previous forecast, to 880 billion yen. Pretax ordinary income is to rise 24 billion yen to 50 billion yen. Aftertax net income is to increase 9 billion yen to 25 billion yen.

Non-consolidated Forecast for Fiscal 2004

	Current Forecast		Previous Forecast		Fiscal 2003
	1st half	full year	1st half	full year	
Net Sales	430	880	410	840	801.1
Ordinary income *	22	50	5	26	25.2
Net income	9	25	6	16	15.8

Figures are in billions of yen.
* Also known as pretax recurring profit
"Previous Forecast" refers to the forecast on May 13, 2004.

Interim Dividends

It was decided at the Board of Directors' meeting today to forego dividends for the half-year period.

Cautionary Statement

Certain statements in this material are forward-looking statements based on information available as of today. Actual results may differ materially from the forward-looking statements due to possible changes in conditions in the future.

Media Contact

Gary Tsuchida
Publicity Group
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo, JAPAN 141-8688
Tel +81-3-5739-6010
Fax +81-3-5739-5971
Web site: www.kobelco.co.jp
E-mail: www-admin@kobelco.co.jp

Investor Relations Group

Tel +81-3-5739-6043